UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WESCO AIRCRAFT HOLIDNGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950814103

(CUSIP Number)

Makaira Partners, LLC

c/o Sean Hidey, Chief Operating Officer

7776 Ivanhoe Avenue #250,

La Jolla, California 92037

(858) 626-2874

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950814103	SCHEDULE 13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Makaira Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,322,212
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,322,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,322,212
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 950814103	SCHEDULE 13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Bancroft III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 66,930
	8.	SHARED VOTING POWER 7,322,212 [*]
	9.	SOLE DISPOSITIVE POWER 66,930
	10.	SHARED DISPOSITIVE POWER 7,322,212 [*]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,389,142 [*]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% [*]
14.	TYPE OF REPORTING PERSON (see instructions) IN

[*]	Shares reported as being beneficially owned by Mr. Bancroft includes the shares reported as beneficially owned by Makaira Partners, LLC (“Makaira”). Mr. Bancroft is the Managing Member of Makaira and thus may be deemed to beneficially own shares beneficially owned by Makaira.

CUSIP No. 950814103	SCHEDULE 13D	Page 4 of 9 Pages

Item 1. Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the “Common Stock”), of Wesco Aircraft Holdings, Inc., a Delaware corporation (the “Company”).

The Company’s principal executive offices are located at 24911 Avenue Stanford, Valencia, California 91355.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Makaira Partners, LLC (“Makaira”) and Thomas M. Bancroft III (together with Makaira, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of February 9, 2015, a copy of which is attached as Exhibit A hereto.

In addition to Mr. Bancroft, the other “partner-level” investment professionals of Makaira are Joon Lee and Sean Hidey. Information about Mr. Lee and Ms. Hidey is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D. Neither Mr. Lee nor Ms. Hidey controls any Reporting Person.

(b)	The business address of both Reporting Persons and of Mr. Lee and Ms. Hidey is 7776 Ivanhoe Avenue, #250, La Jolla, California 92037.

(c)	Makaira’s principal business is serving as investment adviser to certain private investment funds and separate accounts. The principal occupation of Mr. Bancroft is serving as the Managing Member, Portfolio Manager and Chief Investment Officer of Makaira. The principal occupation of Mr. Lee is Partner of Makaira. The principal occupation of Ms. Hidey is Partner, Chief Operating Officer and Chief Compliance Officer of Makaira.

(d)	During the past five years, none of the Reporting Persons, Mr. Lee or Ms. Hidey has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	The Reporting Persons, Mr. Lee and Ms. Hidey have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Makaira is a Delaware limited liability company. Each of Mr. Bancroft, Mr. Lee and Ms. Hidey is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

Private investment funds and separate accounts over which Makaira has discretionary trading authority (the “Makaira Clients”) have purchased, in the aggregate, 7,322,212 shares of Common Stock, at an aggregate purchase price (excluding trading commissions and related administrative costs) of $120,109,140. The source of funding for these purchases was capital of the respective private investment funds and separate accounts.

In addition, Mr. Bancroft has purchased, in the aggregate, 14,933 shares of Common Stock on behalf of certain of his family members, at an aggregate purchase price (excluding trading commissions and related administrative costs) of $290,177. The source of funding for these purchases was capital of such family members.

Mr. Bancroft also has purchased, in the aggregate, 49,200 shares of Common Stock for his individual retirement account, at an aggregate purchase price (excluding trading commissions and related administrative costs) of $870,088. The source of funding for these purchases was personal funds of Mr. Bancroft.

On February 20, 2015, in connection with Mr. Bancroft’s appointment to the board of directors of the Company (the “Board”) and as partial compensation for his service on the Board, the Company issued 2,797 shares of Common Stock to Mr. Bancroft. These shares will vest in three equal installments on March 31, 2015, June 30, 2015 and September 30, 2015, subject to Mr. Bancroft’s continued service on the Board through the applicable vesting date.

CUSIP No. 950814103	SCHEDULE 13D	Page 5 of 9 Pages

Item 4. Purpose of Transaction.

The Reporting Persons believe that the Common Stock is an attractive long-term holding and acquired the Common Stock that they respectively beneficially own for investment purposes.

On February 20, 2015, the Board increased the size of the Board by one director and appointed Mr. Bancroft to fill the newly-created vacancy. Mr. Bancroft will serve as a Class III director, with his initial term expiring at the Company’s 2017 annual meeting of stockholders. Mr. Bancroft also was appointed to serve on the ad hoc Executive Committee of the Board (the “Executive Committee”) that was formed to work with members of senior management to steer the Company’s strategic direction and operations during the search for a permanent Chief Executive Officer.

In connection with the appointment of Mr. Bancroft to the Board, Mr. Bancroft, Makaira and the Company entered into a cooperation agreement dated February 20, 2015 (the “Cooperation Agreement”).

Under the Cooperation Agreement, the Board may request that Mr. Bancroft resign from the Board (and Mr. Bancroft has agreed to resign within five business days after receipt of such request) if, among other things and subject to certain exceptions, Makaira ceases to beneficially own at least 5.0% of the outstanding Common Stock.

Under the Cooperation Agreement, Makaira and Mr. Bancroft agreed, among other things and subject to certain exceptions, that they will not:

•	make, engage in or participate in any solicitation of proxies or consents;

•	participate in any group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with any persons who are not Makaira affiliates with respect to the Company’s securities;

•	own in excess of 15% of the outstanding Common Stock;

•	sell or transfer shares of the Company’s securities to any third party that would knowingly result in such third party owning more than 4.9% of the outstanding Common Stock after such a sale or transfer;

•	effect, propose, participate in or facilitate any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries;

•	engage in any short sale or similar derivative transaction that derives any significant part of its value from a decline in the market price or value of the securities of the Company;

•	call or seek to call any meeting of shareholders of the Board;

•	nominate any candidate to the Board or seek the removal of any member of the Board;

•	make a request for any shareholder list or other Company books and records;

•	take any action in support of or make any proposal or request that constitutes:

•	advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board;

•	any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company;

•	any other material change in the Company’s management, business or corporate structure; or

•	seeking to have the Company waive or make amendments or modifications to its Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or other actions that may impede or facilitate the acquisition of control of the Company by any person;

•	knowingly and intentionally disparage, in any material respect, the Company, its affiliates or any of its current or former officers or directors; or

•	encourage a third party to do any of the foregoing.

CUSIP No. 950814103	SCHEDULE 13D	Page 6 of 9 Pages

The Cooperation Agreement terminates on the date that is the later of (i) the first date following appointment of Mr. Bancroft to the Board on which Mr. Bancroft ceases to serve as a member of the Board and (ii) the date which is the 60th day following the Company’s 2017 annual meeting of stockholders; provided that the Cooperation Agreement will terminate automatically if Mr. Bancroft ceases to be a member of the Board (other than due to his resignation or the Board’s rights to request his resignation under the Cooperation Agreement).

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit B hereto and incorporated herein by reference in response to this Item 4.

Depending on the factors discussed herein and other factors, the Reporting Persons may, from time to time, acquire, retain, sell or otherwise cease to own all or a portion of the securities reported herein on the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things: general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the liquidity needs of the Makaira Clients; the termination by one or more Makaira Clients of Makaira’s discretionary trading authority over securities held by or for the benefit of such Makaira Clients; and other future developments.

Item 5. Interest in Securities of the Issuer.

(a)	Calculation of percentage ownership reported in this Schedule 13D is based upon 97,383,707 shares of Common Stock outstanding as of February 5, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Company on February 6, 2015.

Makaira beneficially owns, in the aggregate, 7,322,212 shares of Common Stock, which represent approximately 7.5% of the outstanding Common Stock.

Mr. Bancroft may be deemed to beneficially own (including Common Stock beneficially owned by Makaira), in the aggregate, 7,389,142 shares of Common Stock, which represent approximately 7.6% of the outstanding common stock.

(b)	Makaira has the power to vote or to direct the vote and the power to dispose or direct the disposition of all 7,322,212 shares of Common Stock beneficially owned by Makaira. However, in his capacity as Managing Member, Portfolio Manager and Chief Investment Officer of Makaira, Mr. Bancroft may be deemed to share with Makaira the power to vote power to vote or to direct the vote, and the power to dispose or direct the disposition of all Common Stock beneficially owned by Makaira.

In addition, Mr. Bancroft has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 66,930 shares of Common Stock that are beneficially owned by him separately from the Common Stock beneficially owned by Makaira.

(c)	The information set forth in Item 3 above is incorporated herein by reference in response to this Item 5(c).

On January 5, 2015, Makaira purchased on the open market, on behalf of investment funds and accounts under its control, an aggregate of 15,700 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $13.69 per share.

On January 14, 2015, a family member of Mr. Bancroft sold on the open market an aggregate of 500 shares of Common Stock at the price (excluding trading commissions and related administrative costs) of approximately $13.71 per share.

(d)	As discussed in Item 3 above, Makaira serves as investment adviser to, and has discretionary trading authority over, the Makaira Clients who hold the shares of Common Stock that are reported herein as beneficially owned by Makaira. Each such Makaira Client has the right to receive the dividends and sale proceeds from the Common Stock held by or for the benefit of such Makaira Client.

CUSIP No. 950814103	SCHEDULE 13D	Page 7 of 9 Pages

In addition, as discussed in Item 3 above, Mr. Bancroft may be deemed to beneficially own 14,933 shares of Common Stock that are held by or for the benefit of certain of his family members. Each such family member has the right to receive the dividends and sale proceeds from the portion of such shares that is held by or for the benefit of such family member.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated herein by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits.

The information set forth in the Exhibit Index to this Schedule 13D is incorporated herein by reference in response to this Item 7.

CUSIP No. 950814103	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAKAIRA PARTNERS, LLC

/s/ Sean Hidey
Signature

COO and CCO of Makaira Partners, LLC
Title

February 27, 2015
Date

THOMAS M. BANCROFT III

/s/ Thomas M. Bancroft III
Signature

Title

February 27, 2015
Date

CUSIP No. 950814103	SCHEDULE 13D	Page 9 of 9 Pages

EHXIBIT INDEX

Exhibit A	Joint Filing Agreement, dated February 27, 2015, by and between Makaira Partners, LLC and Thomas M. Bancroft III (attached hereto).

Exhibit B	Cooperation Agreement, dated February 20, 2015, by and among Makaira Partners, LLC, Thomas M. Bancroft III, and Wesco Aircraft Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Wesco Aircraft Holdings, Inc. on February 23, 2015).